Exhibit 99.1

OFA GROUP

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: OFAL)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS

To Be Held on November 24, 2025 at 2:00 p.m., Pacific Time

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (“EGM”) of OFA Group, a Cayman Islands exempted company (the “Company”) will be held at 609 Deep Valley Drive, Suite 200, Rolling Hills, CA 90274 on November 24, 2025 at 2:00 p.m., PST (5:00 p.m., Eastern Time), and at any adjourned or postponed meeting thereof, to consider and, if thought fit, to pass and approve the following resolutions:

1.	Proposal 1: As an ordinary resolution, to increase the Company’s authorized share capital from US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (“Ordinary Shares”), to US$320,000 divided into 320,000,000 ordinary shares of a par value of US$0.001 each (the “Increase of Authorized Share Capital”);

2.	Proposal 2: As an ordinary resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by (i) re-classifying and re-designating 120,000,000 ordinary shares as 100,000,000 Class A ordinary shares, par value US$0.001, each with one vote per share (the “Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares, par value US$0.001 each, with 25 votes per share (the “Class B Ordinary Shares”). The current issued and outstanding 14,223,611 ordinary shares of par value of US$0.001 each be and are re-classified and re-designated as Class A Ordinary Shares; and (ii) re-classify the remaining 200,000,000 shares as undesignated shares of a par value of US$0.001 (the “Un-designated Shares”) each, of such class or classes, however designated, as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$320,000 divided into 320,000,000 shares comprising (i) 100,000,000 Class A Ordinary Shares; (ii) 20,000,000 Class B Ordinary Shares; and (iii) 200,000,000 Un-designated Shares;

3.

Proposal 3: As a special resolution, subject to the approval of Proposal 1 and Proposal 2 by the shareholders, to approve and adopt the second amended and restated memorandum and articles of association of the Company, in the form set forth in Annex A to the accompanying Form of Proxy, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety (the “Charter Amendment”);

4.	Proposal 4: As an ordinary resolution, subject to the approval of Proposals 1 - 3 by the shareholders, to issue 20,000,000 Class B Ordinary Shares each in the capital of the Company to FNHK Inc., CP COWORK LIMITED and R-OPUS Inc. at par value each, for an aggregate consideration of US$20,000.00 (the “Issuance of Class B Ordinary Share”); and

5.

Proposal 5: As an ordinary resolution, (i) the Company be authorized to enter into, execute, deliver and perform all obligations under the Securities Purchase Agreement (the “Purchase Agreement”), the Certificate of Designations of Series A Convertible Preferred Shares, par value UD$0.001 per share (the “CoD”) and the Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and the CoD, the “Transaction Documents”), in each case substantially in the forms presented to the shareholders and attached hereto as Annexes B-D; (ii) the Company is authorized to issue and sell up to 50,000 Series A Convertible Preferred Shares (the “Preferred Shares”), having an aggregate stated value of up to US$50,000,000, pursuant to and in accordance with the Transaction Documents (the “Private Placement” or the “Facility”); (iii) any Director and/or officer of the Company be authorized and directed to negotiate, execute and deliver all agreements, documents and instruments necessary or desirable to establish, maintain and draw upon the Private Placement; (iv) any Director and/or officer be authorized to take all such actions (including issuance of Preferred Shares under the authorised Un-designated Shares, determining the rights attached to these preferred shares and submission of Registration Statement with the U.S. Securities and Exchange Commission) as may be necessary or appropriate in connection with the Facility and the Private Placement; (v) the Facility will be subscribed for up to US$18,000,000 by Greentree Financial Group, Inc.; and (v) the Facility will be subscribed for up to US$32,000,000 by TriCore Foundation, LLC. The beneficial owners of TriCore Foundation, LLC are the three founder shareholders and affiliates of the Company: (A) Li Hsien Wong, (B) Wai Wong Chong, and (C) R-Opus, Inc.

6.	Proposal 6: As an ordinary resolution, to establish and maintain a digital asset treasury for the purpose of holding, managing and investing in digital assets including cryptocurrencies and blockchain-based assets; and

7.	Proposal 7: As an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve any other proposal(s).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board”) recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business on October 10, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

As of the Record Date, there were 14,223,611 Ordinary Shares issued and outstanding.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof and are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the EGM to ensure your representation at the EGM. Please refer to the proxy form, which is attached to and made a part of the proxy. A shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that shareholder; and that a proxyholder need not be a shareholder.

Electronic meeting

The meeting will be held both physically at the above venue, and electronically by means of electronic communication facilities, through which shareholders, proxies and authorised representatives may attend, participate and vote in the meeting. Shareholders wishing to attend the meeting via electronic communication facilities should visit www.virtualshareholdermeeting.com/OFAL2025SM.

Shareholders participating via electronic communication facilities will be deemed to be present in person at the meeting, may participate, speak, and vote at the meeting, and shall be counted in the quorum.

By Order of the Board of Directors,

/s/ Li Hsien Wong
Li Hsien Wong
Director

November 12, 2025